UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.    )

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

MAIA BIOTECHNOLOGY, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

552641 102

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☒ Rule 13d-1 (d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 6 Pages

CUSIP No. 552641 102	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Sergei M. Gryaznov
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 906,493
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 906,493
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 906,493(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.66%
12	TYPE OF REPORTING PERSON* IN

(1)	Consists of 906,493 shares including: (i) 44,511 shares of common stock and (ii) 861,982 shares of common stock issuable upon the exercise of stock options.

CUSIP No. 552641 102	13G	Page 3 of 6 Pages

Explanatory Note

Item 1.

(a)	Name of Issuer: MAIA Biotechnology, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

444 West Lake Street, Suite 1700, Chicago, IL 60606

Item 2.

(a)	Name of Person Filing:

This statement is filed by: Sergei M. Gryaznov

(b) Address of Principal Business Office or if none, Residence: 444 West Lake Street, Suite 1700, Chicago, IL 60606

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock, $0.0001 par value

(e)	CUSIP Number: 552641 102

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

906,493 shares including: (i) 44,511 shares of common stock and (ii) 861,982 shares of common stock issuable upon the exercise of stock options.

CUSIP No. 552641 102	13G	Page 4 of 6 Pages

(b)	Percent of Class:

7.66%

The foregoing percentage is based on 10,973,904 shares of common stock of the issuer as reported on the issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 6, 2023, plus 861,982 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 2022.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

906,493 shares including: (i) 44,511 shares of common stock and (ii) 861,982 shares of common stock issuable upon the exercise of stock options.

(ii)	shared power to vote or to direct the vote:

0.

(iii)	sole power to dispose or to direct the disposition of:

906,493 shares including: (i) 44,511 shares of common stock and (ii) 861,982 shares of common stock issuable upon the exercise of stock options.

(iv)	shared power to dispose or to direct the disposition of:

0.

CUSIP No. 552641 102	13G	Page 5 of 6 Pages

Item 5.

Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Not Applicable

CUSIP No. 552641 102	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023

By:	/s/ Sergei M. Gryaznov
Name:	Sergei M. Gryaznov

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.